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TeleCorp PCS
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                                                                       Suite 800
                                                           1010 North Glebe Road
                                                            Arlington, VA  22201


For Immediate Release


                     TeleCorp PCS and Tritel Agree to Merge
        In Concurrent Deal, TeleCorp PCS Announces Exchange of Wireless
                      Markets with AT&T Wireless Services

  With contiguous properties from the Great Lakes to the Gulf of Mexico, the new company will have licenses to serve 35 million people in 16 of the top
                                 100 markets.

Arlington, VA and Jackson, MS - February 28, 2000 - TeleCorp PCS, Inc. (NASDAQ
NM: TLCP), AT&T Wireless' largest affiliate, and Tritel, Inc. (NASDAQ NM: TTEL), AT&T Wireless' second largest affiliate, today announced an all stock, tax-free merger that combines two of the most valuable contiguous wireless service territories in the United States.

Concurrently, TeleCorp and AT&T Wireless Services have agreed to exchange wireless properties that will improve both company's respective service areas, and AT&T Wireless Services has agreed to contribute rights to acquire additional wireless properties and a two-year extension of AT&T Wireless' brand sharing agreement as part of the merger. The exchange and the contribution will result in a net increase in TeleCorp's licensed service area by four million people, and includes two markets in the top 100: Milwaukee, Wisconsin and Des Moines, Iowa. The combined transactions will result in a new entity, which will be called TeleCorp PCS, Inc., with licensed service areas covering 35 million people.

Gerald T. Vento, chairman and chief executive officer of TeleCorp said, "These transactions will produce significant value for the shareholders, employees and SunCom customers of both companies as TeleCorp and Tritel strengthen their leadership in the telecommunications marketplace. Through the marriage of management, markets, and networks, we gain economies of scale, more attractive markets, more contiguous properties and a stronger affiliation with AT&T Wireless Services. We are clearly better positioned for the competitive wireless marketplace."

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TeleCorp and Tritel Merger

The new entity will continue to provide, as an AT&T affiliate, digital wireless service under the SunCom brand. In terms of licensed POPs, the new entity will become one of the top ten wireless service providers in the U.S.

Tritel's chairman and CEO, William M. Mounger, will become the chairman of the new entity and Gerald T. Vento, chairman and CEO of TeleCorp, will remain chief executive officer. Thomas H. Sullivan will remain executive vice president and chief financial officer, and E.B. Martin, executive vice president and chief financial officer of Tritel has been named vice chairman. Julie A. Dobson and William S. Arnett will be chief operating officers of TeleCorp and Tritel operations, respectively. Tritel shareholders will receive 0.76 shares of TeleCorp stock in exchange for each of their Tritel shares. The exchange ratio is fixed regardless of the future stock price movement.

The merger of the two AT&T Wireless Services affiliates creates a new, contiguous service area that connects the middle of the country and plays a more strategic role for the AT&T Wireless Network. The new company will have sixteen of the top 100 markets located in fourteen states and the Commonwealth of Puerto Rico.

"These transactions establish the new TeleCorp as a bold leader in wireless communications," said William M. Mounger of Tritel. "This merger represents a critical step in the execution of our strategy which is to offer SunCom customers the best possible service at the greatest value across the widest geography. TeleCorp, our AT&T affiliate to the West, shares many communities of interest with us. This merger will allow a great partnership to achieve its highest potential. We will now work as one team to deliver greater value to customers under a more efficient and more powerful operating structure in some of the most attractive, fastest growing markets in the U.S."

Market Exchange and Contribution Transactions with AT&T Wireless Services

TeleCorp and AT&T Wireless Services have agreed to exchange certain properties that will better position each respective company in the wireless marketplace, and AT&T Wireless Services has agreed to contribute to TeleCorp the right to acquire additional properties as part of the merger.

AT&T Wireless Services will transfer licenses and rights to acquire licenses serving six million people in Wisconsin, including Milwaukee and Madison, Wisconsin, and Des Moines and Davenport, Iowa. All properties will be consistent with TeleCorp's and Tritel's current affiliation agreements with AT&T Wireless Services. AT&T Wireless Services has also agreed to extend its affiliation agreements to another 1.4 million POPs in the Midwest should they be acquired by TeleCorp. Finally AT&T Wireless Services will extend its initial five-year brand sharing agreement for an additional two years upon the closing of the merger.
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As part of the exchange, AT&T Wireless Services will acquire TeleCorp's New
England properties, representing 1.9 million people. AT&T Wireless Services will receive such markets as Worcester, Cape Cod, Martha's Vineyard and Nantucket, Massachusetts and Nashua, Manchester and Concord, New Hampshire. In addition, the exchange includes approximately 20,000 SunCom subscribers.

Also, as part of the contribution, TeleCorp will issue approximately 9.3 million shares of Class A common stock to AT&T Wireless Services.

"While our New England market was an excellent market for us, the new properties better fit our contiguous service area. When you couple them with the Tritel properties, our operation will run from the Great Lakes to the Gulf of Mexico, right through the heartland of the country," said Vento.

Regarding the Transactions

The transactions have been unanimously approved by the TeleCorp and Tritel boards of directors. Shareholders with an excess of 50% of the voting power of each company have entered into agreements to vote in favor of the transaction. Closing is expected in the fourth quarter of 2000. Both the exchange transactions and the merger transactions are subject to regulatory approval and other conditions.

Lehman Brothers was the lead advisor on the deal for TeleCorp PCS. Merrill Lynch was the lead advisor for Tritel. Cadwalader, Wickersham & Taft, along with Mintz, Levin et. al represented TeleCorp PCS. Brown & Wood LLP represented Tritel. Wachtell, Lipton, Rosen & Katz; Friedman Kaplan and Seiler LLP; and Riddell Williams P.S. represented AT&T.

About TeleCorp PCS, Inc.

TeleCorp PCS, Inc. has licenses to serve approximately 16.7 million people, and currently provides its SunCom digital wireless service in the following 27 markets: New Orleans, Baton Rouge, Lafayette, Houma, New Iberia, Thibodaux and Hammond, Louisiana; Memphis and Jackson, Tennessee; Little Rock, Hot Springs, Russellville, Fayetteville and Jonesboro, Arkansas; Concord, Manchester, Portsmouth and Nashua, New Hampshire; Worcester, Cape Cod, Martha's Vineyard and Nantucket, Massachusetts; and San Juan, Ponce, Mayaguez, Humacao and Arecibo, Puerto Rico. TeleCorp is headquartered in Arlington, Virginia. More information about the company can be found on the Web at www.telecorppcs.com.

About Tritel, Inc.

Tritel, Inc. has licenses to serve approximately 14 million people in the south central United States. Tritel currently provides its SunCom digital wireless service in the following 21 markets; Jackson, Clinton and Vicksburg, Mississippi; Nashville, Knoxville, Chattanooga, Franklin, Murfreesboro, Columbia, Springfield, Gallatin,
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Clarksville and Cleveland, Tennessee; Huntsville, Montgomery and Decatur,
Alabama; and Louisville, Lexington, Frankfort and Bowling Green, Kentucky; and Dalton, Georgia. Tritel is headquartered in Jackson, Mississippi. More information about the company can be found on the Web at www.suncompcs.com.

TeleCorp and Tritel's management will conduct a conference call tomorrow morning at 8:30 a.m. Eastern Time to discuss the merger. Investors and interested parties may listen to the call by dialing 212-896-6085 or logging on to www.vcall.com. To listen to the live Webcast, please register and download
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audio software at the site at least 15 minutes prior.  The Webcast will be available on the site for approximately three months, while a telephone replay of the call is available for 48 hours beginning at 10:30 a.m. Eastern time, February 29, at 1-800-633-8284 or 1-858-812-6440, reservation #14293003.

Safe Harbor
Except for historical information, the matters discussed in this news release that may be considered forward-looking statements could be subject to certain risks and uncertainties that could cause the actual results to differ materially form those projected. These include timing and success of regulatory approval and uncertainties in the market, competition, legal and other risks detailed in TeleCorp PCS, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-81813) and Tritel, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-91207). TeleCorp PCS, Inc. and Tritel, Inc. assume no obligation to update information in this release.

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
Media Contacts                              Investor Contacts
--------------                              -----------------
TeleCorp PCS, Inc.                          TeleCorp PCS, Inc.
Russell Wilkerson                           Jim Morrisey
703-625-2069 (PCS)                          703-629-6668 (PCS)
703-236-1292  (desk)                        703-236-1136 (desk)
703-236-1101 (fax)                          703-236-1376 (fax)
rwilkerson@telecorp1.com                    jmorrisey@telecorp1.com

Elissa Grabowksi                            John Nesbett/ Mary Ellen Adipietro
Lippert Heilshorn & Associates              Lippert/Heilshorn & Associates
212-838-3777                                212-838-3777

Tritel, Inc.                                Tritel, Inc.
Clark Akers                                 Clark Akers
601-594-8010 (PCS)                          601-594-8010 (PCS)
601-914-8010 (desk)                         601-914-8010 (desk)
601-914-8282 (fax)                          601-914-8282 (fax)
cakers@suncompcs.net                        cakers@suncompcs.net

                                            Duke Coffey
                                            G.A. Kraut Company, Inc.
                                            212-696-5600 (desk)
                                            dcoffey@gakraut.com



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